UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the date of September 30, 2004

Commission File Number 333-98141

BURNS, PHILP & COMPANY LIMITED

(Translation of registrant’s name into English)

LEVEL 23, 56 PITT STREET, SYDNEY NSW 2000, AUSTRALIA

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organised (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities exchange Act of 1934.

Yes ☐ No ☑

ACQUISITION AND DISPOSAL OF ASSETS
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION AS OF AND FOR THE YEAR ENDED JUNE 30, 2004
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL PERFORMANCE FOR THE YEAR ENDED JUNE 30, 2004
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION AS OF JUNE 30, 2004
NOTES TO UNAUDITED PRO FORMA
SIGNATURES
EX-99.1: STOCK PURCHASE AGREEMENT
EX-99.2: AMENDMENT NO. 1 TO STOCK PURCHASE AGREEMENT

The following information is being provided under the terms of the Indenture among Burns Philp Capital Pty Limited, Burns, Philp & Company Limited, the Subsidiary Guarantors identified therein and The Bank of New York as Trustee dated June 21, 2002 and the terms of the Indenture among Burns Philp Capital Pty Limited, Burns Philp Capital (US) Inc., Burns, Philp & Company Limited, the Subsidiary Guarantors identified therein and Wells Fargo Bank, National Association as Trustee dated February 20, 2003, and the terms of the Indenture among Burns Philp Capital Pty Limited, Burns Philp Capital (US) Inc., Burns Philp & Company Limited, the Subsidiary Guarantors identified therein and Wells Fargo Bank, National Association as Trustee dated June 16, 2003. It contains unaudited pro forma financial information regarding the disposal of our Yeast & Bakery Ingredients Group & the disposal of our North American Herbs and Spices business (Tone Brothers Inc. or Tones, an Iowa Corporation).

It is recommended that this financial information be read in conjunction with the June 30, 2004 Annual Financial Report and any other public announcements by Burns, Philp & Company Limited and its controlled entities in accordance with continuous disclosure obligations arising under the Australian Corporations Act 2001.

The Annual Financial Report for the year ended June 30, 2004 is available on request or at our website “www.burnsphilp.com”.

In this filing we present unaudited pro forma condensed consolidated financial information for the year ended June 30, 2004, reflecting our disposal of the Yeast & Bakery Ingredients Group which was completed on September 30, 2004 , and our disposal of Tones which was completed on September 3, 2004.

ACQUISITION AND DISPOSAL OF ASSETS

On July 22, 2004, Burns, Philp & Company Limited (“Burns Philp”) announced it had entered into agreements to sell its Yeast and Bakery Ingredients Group (“the Yeast Group”) and Tones Brothers Inc. (“Tones”), its Herbs and Spices business, to Associated British Foods, plc (“ABF”) for a total price of U.S.$1.35 billion (approximately A$1.9 billion). Each of the agreements, including purchase price, were negotiated at arms length between Burns Philp and ABF.

Sale of Yeast & Bakery Ingredients Group

On September 30, 2004, Burns Philp announced it had completed the sale of the Yeast Group to ABF for gross proceeds of U.S.$1,175.0 million. The final proceeds will be adjusted for amounts payable or receivable in respect of closing asset and liability adjustments, in accordance with the terms and conditions set out in the agreement. A copy of the Stock Purchase Agreement, as amended, in respect of the Yeast Group transaction is attached hereto and any description of the Yeast Group transaction herein is qualified in its entirety by reference thereto.

Approximately U.S.$1.0 billion from the net proceeds of the sale of the Yeast Group will be applied to repay our senior secured debt.

Due to the availability of tax losses across Burns Philp, income tax payable on the sale is not expected to be significant.

Sale of Tones

On September 3, 2004, Burns Philp announced it had completed the sale of Tones to ABF for gross proceeds of U.S.$175.0 million. The final proceeds will be adjusted for amounts payable or receivable in respect of closing net asset adjustments, in accordance with the terms and conditions set out in the agreement as attached to our Form 6-K dated September 3, 2004.

Approximately U.S.$90.0 million from the net proceeds of the sale of Tones and certain other property sales which occurred during the year ended June 30, 2004 was applied to reduce our senior secured debt.

Due to the availability of tax losses across Burns Philp, income tax payable on the sale is not expected to be significant.

Forward-Looking Statements

This report contains forward-looking statements which are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are typically identified by the words “believe”, “expect”, “anticipate”, “intend”, “estimate” and other similar expressions or future or conditional verbs such as “will”, “should”, “would” and “could”. Such forward-looking statements, reflect Burns Philp’s current expectations and beliefs and are not guarantees of performance of Burns Philp and are subject to inherent risks, uncertainties and assumptions that may be general or specific. A variety of factors, many of which are beyond Burns Philp’s control, affect the operations, performance and results of Burns Philp and its business lines and could cause actual results to differ materially from the expectations expressed in any of Burns Philp’s forward-looking statements. These factors include economic conditions, competition, emerging technologies, regulations and others, many of which are beyond our control. These and other factors should be considered carefully and readers should not place undue reliance on Burns Philp’s forward-looking statements. Burns Philp does not undertake to update any forward-looking statement that is contained in this report.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION AS OF AND FOR THE YEAR ENDED JUNE 30, 2004

The following unaudited pro forma condensed consolidated financial information as of and for the fiscal year ended June 30, 2004 shows the pro forma impact on our consolidated statement of financial performance and financial position of the following transactions:

•	The disposal of Tones for gross proceeds of U.S.$175.0 million;

•	The disposal of the Yeast Group for gross proceeds of U.S.$1,175.0 million; and

•	Repayment of senior debt from a portion of the net proceeds of sale from the sale of Tones and the Yeast Group and certain other property sales which occurred during the year ended June 30, 2004.

Certain of the following unaudited pro forma condensed consolidated financial information is extracted or derived from our audited consolidated financial statements for the year ended June 30, 2004.

The unaudited pro forma condensed consolidated financial information as of and for the fiscal year ended June 30, 2004 gives effect to the sale of Tones and the Yeast Group and the repayment of debt as if they had each occurred on July 1, 2003.

The unaudited pro forma condensed consolidated financial information does not purport to represent what our results of operations actually would have been had the transactions described in the unaudited pro forma condensed consolidated financial information been consummated on the date indicated or to project our results of operations for any future period. You should read the unaudited pro forma condensed consolidated financial information in conjunction with our audited consolidated financial statements.

The unaudited pro forma consolidated financial data included in this report is based on our management’s current estimates of, and good faith assumptions regarding, the adjustments arising from the transactions described in the unaudited pro forma condensed consolidated financial information. The unaudited pro forma adjustments are based on currently available information and actual adjustments could differ materially from our current estimates.

As a result of the foregoing, you should not place undue reliance on the unaudited pro forma condensed consolidated financial information included in this report.

The following unaudited pro forma condensed consolidated financial information is prepared in accordance with Australian GAAP. Our consolidated financial statements are each prepared in accordance with Australian GAAP, which varies in certain significant respects from US GAAP.

In calculating the unaudited pro forma condensed consolidated financial adjustments presented below, foreign currency amounts have been translated to Australian dollars at the exchange rate prevailing at June 30, 2004, which was A$1:US$0.6888, unless otherwise indicated.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
STATEMENT OF FINANCIAL PERFORMANCE
FOR THE YEAR ENDED JUNE 30, 2004

				Adjust Interest
			Disposal of	Expense for
		Disposal of	the Yeast	Debt
	Burns Philp	Tones (1)	Group (2)	Repayment (3)	Pro Forma
	(A$ million, except share and per share data)
Revenue from sale of goods	$3,354.9	$(263.6)	$(786.0)	$—	$2,305.3
Cost of goods sold	(2,076.9)	158.5	447.8	—	(1,470.6)
Other revenues from ordinary activities	36.5	—	(5.5)	—	31.0
Other revenues from ordinary activities – individually significant items	141.5	—	(20.0)	—	121.5
Share of net profits of associates accounted for using the equity method	12.6	—	(10.6)	—	2.0
Selling, marketing and distribution expenses	(648.9)	58.8	133.3	—	(456.8)
General and administration expenses
Individually significant items	(57.4)	—	6.0	—	(51.4)
Other	(323.2)	8.7	81.5	—	(233.0)
Net interest expense:
Borrowing costs	(286.9)	—	3.8	132.0	(151.1)
Interest revenue	5.1	—	(1.3)	—	3.8

Profit from ordinary activities before related income tax (expense)/benefit	157.3	(37.6)	(151.0)	132.0	100.7
Income tax (expense)/benefit relating to ordinary activities	(40.8)	(0.6)	25.8	(9.6)	(25.2)

Profit from ordinary activities after related income tax benefit/(expense)	116.5	(38.2)	(125.2)	122.4	75.5
Profit attributable to outside equity interests	(5.6)	—	3.7	—	(1.9)

Net profit attributable to Burns, Philp & Company Limited shareholders	$110.9	$(38.2)	$(121.5)	$122.4	$73.6

Per share data (4)
Earnings per share – basic (cents)
Continuing operations	(3.1)				2.8
Discontinuing operations	7.7				—
Basic earnings per share	4.6				2.8
Earnings per share – diluted (cents)
Continuing operations	(1.6)				2.6
Discontinuing operations	5.5				—
Diluted earnings per share	3.9				2.6
Basic weighted average number of shares (millions)	1,998.4				1,998.4
Diluted weighted average number of shares (millions)	2,818.7				2,818.7

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
STATEMENT OF FINANCIAL POSITION
AS OF JUNE 30, 2004

				Debt
			Disposal of	Repayment
		Disposal of	the Yeast	from proceeds
	Burns Philp	Tones (1)	Group (2)	of sale (3)	Pro Forma
	(A$ million)
Cash assets	$178.5	$237.0	$1,630.1	$(1,583.5)	$462.1
Receivables	332.5	(32.2)	(100.2)	—	200.1
Inventories	277.4	(35.4)	(73.7)	—	168.3
Other assets	35.4	(10.0)	(24.9)	—	0.5

Total current assets	823.8	159.4	1,431.3	(1,583.5)	831.0
Receivables	6.0	—	—	—	6.0
Investments accounted for using the equity method	57.3	—	(50.6)	—	6.7
Other financial assets	5.3	—	(1.3)	—	4.0
Property, plant and equipment	1,026.5	(73.7)	(360.5)	—	592.3
Intangible assets	2,250.0	—	(397.2)	—	1,852.8
Deferred tax assets	69.9	(40.1)	(14.4)	—	15.4
Other assets	162.0	(18.3)	(6.0)	(63.5)	74.2

Total non-current assets	3,577.0	(132.1)	(830.0)	—	2,551.4

Total assets	4,400.8	27.3	601.3	(1,647.0)	3,382.4

Payables	407.3	(22.3)	(94.9)	—	290.1
Interest bearing liabilities	171.4	—	(5.2)	(155.8)	10.4
Current tax liabilities	10.1	—	(10.1)	—	—
Provisions	146.6	(2.3)	0.1	—	144.4

Total current liabilities	735.4	(24.6)	(110.1)	—	444.9
Payables	4.7	—	(1.9)	—	2.8
Interest bearing liabilities	2,641.9	—	(0.1)	(1,427.7)	1,214.1
Deferred tax liabilities	26.5	—	(16.7)	—	9.8
Provisions	102.5	(0.1)	(24.1)	—	78.3

Total non-current liabilities	2,775.6	(0.1)	(42.8)	(1,427.7)	1,305.0

Total liabilities	3,511.0	(24.7)	(152.9)	(1,583.5)	1,749.9

Net assets	$889.8	$52.0	$754.2	$(63.5)	$1,632.5

Contributed equity	$1,114.1	$—	—	$—	$1,114.1
Reserves	(247.8)	—	—	—	(247.8)
Retained earnings/(Accumulated losses)	(3.8)	52.0	773.4	(63.5)	758.1

Equity attributable to Burns, Philp & Company Limited shareholders	862.5	52.0	773.4	(63.5)	1,624.4
Outside equity interests	27.3	—	(19.2)	—	8.1

Total equity	$889.8	$52.0	$754.2	$(63.5)	$1,632.5

NOTES TO UNAUDITED PRO FORMA

CONDENSED CONSOLIDATED FINANCIAL INFORMATION AS OF
AND FOR THE YEAR ENDED JUNE 30, 2004

(1)	Disposal of our North American Herbs and Spices business

On September 3, 2004, we completed the sale of Tones. The gross proceeds on disposal of this business were US$175.0 million (approximately A$254.1 million based on the exchange rate prevailing at June 30, 2004 of A$1:US$0.6888). The unaudited pro forma adjustments for the year ended June 30, 2004, to give effect to this transaction, are as follows:

Statement of Financial Performance

•	Sales of Goods. A decrease in sales of A$263.6 million;

•	Expenses. A decrease in cost of goods sold, selling, marketing and distribution expenses and general and administrative expenses of A$158.5 million, A$58.8 million and A$8.7 million respectively; and

•	Income Tax (Expense)/Benefit. An increase in income tax expense of A$0.6 million.

Statement of Financial Position

This unaudited pro forma adjustment reflects the net cash proceeds received from the sale of Tones of A$237.0 million and the elimination of the net assets on disposal of Tones as of June 30, 2004.

•	Cash. An increase in cash of approximately A$237.0 million, representing the receipt of cash of the net proceeds from the sale. The net proceeds from sale are comprised of the following;

A$ million
Proceeds on disposal	254.1
Less: estimated transaction costs	(17.1)

Net proceeds from sale of Tones	237.0

•	Deferred tax assets. A decrease in deferred tax assets of approximately A$40.1 million, representing the utilization of recognized tax losses to offset the estimated taxable gain on sale of Tones.

•	Other assets. A decrease in receivables (A$32.2 million); inventories (A$35.4 million); property, plant and equipment (A$73.7 million); and other current and non-current assets (A$28.3 million).

•	Total liabilities. A decrease in payables (A$22.3 million) and current and non-current provisions (A$2.4 million).

(2)	Disposal of our Yeast & Bakery Ingredients Group

On September 30, 2004, we completed the sale of the Yeast Group. The gross proceeds on disposal of this business were US$1,175.0 million (approximately A$1,705.9 million based on the exchange rate prevailing at June 30, 2004 of A$1:US$0.6888). The unaudited pro forma adjustments for the year ended June 30, 2004, to give effect to this transaction, are as follows:

Statement of Financial Performance

•	Sales of Goods and Other Revenue. A decrease in sales and other revenue of A$786.0 million and A$5.5 million respectively;

•	Expenses. A decrease in cost of goods sold, selling, marketing and distribution expenses and general and administrative expenses of A$447.8 million, A$133.3 million and A$81.5 million respectively;

•	Individually significant revenues & expenses. A decrease in individually significant revenues and expenses of A$20.0 million and A$6.0 million, respectively;

•	Net interest expense. A decrease in borrowing costs and interest revenue of A$3.8 million and A$1.3 million, respectively;

•	Income Tax (Expense)/Benefit. A decrease in income tax expense of A$25.8 million; and

•	Profit attributable to outside equity interests. A decrease in profit attributable to outside equity interests of A$3.7 million.

Statement of Financial Position

This unaudited pro forma adjustment reflects the net cash proceeds received from the sale of the Yeast Group of A$1,630.1 million and the elimination of the net assets on disposal of the Yeast Group as of June 30, 2004.

•	Cash. An increase in cash of approximately A$1,630.1 million, representing the receipt of cash of the net proceeds from the sale. The net proceeds from sale are comprised of the following;

A$ million
Proceeds on disposal	1,705.9
Less: estimated transaction costs and closing price adjustments	(75.8)

Net proceeds from sale of Yeast	1,630.1

•
Total assets. A decrease in receivables (A$100.2 million); inventories (A$73.7 million); investments accounted for using the equity method (A$50.6 million); property, plant and equipment (A$360.5 million); intangible assets (A$397.2 million); deferred tax assets (A$14.4 million); and other current and non-current assets (A$24.9 million and A$6.0 million respectively)

•
Total liabilities. A decrease in current & non-current payables (A$94.9 million and A$1.9 million, respectively); current & deferred tax liabilities (A$ 10.1 million and A$16.7 million, respectively); current and non current interest bearing liabilities (A$5.2 million and A$0.1 million, respectively); and non-current provisions A$24.1 million);

•
Current Provisions. A net increase in current provisions of A$0.1 million, representing a provision of approximately A$14.5 million for estimated costs and other contractual payments following completion of the sale, less A$14.4 million of provisions assumed by ABF upon completion.

•	Outside equity interests. A decrease in outside equity interests of A$19.2 million.

(3)	Repayment of senior debt

Statement of Financial Performance

This unaudited pro forma adjustment reflects the reduction in net interest expense after the repayment of our senior debt from the net proceeds of the disposal. Approximately U.S.$90.0 million (approximately A$132.7 million based on the exchange rate prevailing at June 30, 2004 of A$1:U.S.$0.6888) from the net proceeds of the sale of Tones and certain other property sales which occurred during the year ended June 30, 2004 were applied to reduce our senior secured debt. The remainder of our senior secured debt (approximately A$1,450.8 million) will be repaid from the net proceeds of the sale of the Yeast Group.

The reduction in the annual interest expense attributable to the repayment of approximately A$1,583.5 million of senior debt is comprised of the following:

A$
million
Term A loan facility *	95.4
Term B loan facility *	21.0
Amortization of deferred borrowing costs	15.6

Reduction in interest expense	132.0
Tax expense on reduction in interest expense **	(9.6)

Adjustment to net profit	122.4

*	Represents interest expense incurred on each facility during the year ended June 30, 2004.

**	Represents estimated additional tax expense arising in New Zealand due to lower interest expense. Due to the availability of unrecognized tax losses across the Group, no additional tax expense is expected on the reduction in net interest expense.

NOTES TO UNAUDITED PRO FORMA
CONDENSED CONSOLIDATED FINANCIAL INFORMATION AS OF
AND FOR THE YEAR ENDED JUNE 30, 2004 (Continued)

Statement of Financial Position

This unaudited proforma adjustment reflects the repayment of A$1,583.5 million of senior debt, comprising A$155.8 million of current interest bearing liabilities and A$1,427.7 million of non-current interest bearing liabilities. The repayment of principal is applied against the total value of the Term A and Term B loan facilities outstanding as of June 30, 2004.

This adjustment also reflects the write-off of A$63.5 million of deferred borrowing costs related to the Term A & Term B loan facilities outstanding as of June 30, 2004.

(4)	Pro Forma earnings per share

Our calculation of pro forma consolidated basic earnings per share is based on an Australian GAAP pro forma net profit of A$73.6 million, less dividends on converting preference shares of A$18.0 million, and 1,998.4 million ordinary shares, representing the weighted average ordinary shares on issue during the year ended June 30, 2004.

Our calculation of pro forma consolidated diluted earnings per share is based on an Australian GAAP pro forma net profit of A$73.6 million, and 2,818.7 million ordinary shares, representing the weighted average diluted shares during the year ended June 30, 2004.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BURNS, PHILP & COMPANY LIMITED

(Registrant)

Date October 6, 2004	By	lsl Philip West

(Signature)*
PHILIP WEST
Company Secretary

* Print the name and title under the signature of the signing officer

Exhibit 99.1: Stock Purchase Agreement dated July 22, 2004.

Exhibit 99.2: Amendment No. 1 to Stock Purchase Agreement dated September 29, 2004.